SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

LinkedIn Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

53578A108

(CUSIP Number)

Charles P. Coleman III c/o Tiger Global Management, LLC 101 Park Avenue, 48th Floor New York, New York 10178 (212) 984-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2011

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 53578A108	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global LinkedIn Holdings, LLC (“LinkedIn Holdings”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
1,306,927 shares (represented by 1,306,927 Class B Common Shares, which may be converted into 1,306,927 Class A Common Shares), all of which are directly owned by LinkedIn Holdings, except that Charles P. Coleman, III (“Coleman”), the manager of LinkedIn Holdings, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
1,306,927 shares (represented by 1,306,927 Class B Common Shares, which may be converted into 1,306,927 Class A Common Shares), all of which are directly owned by LinkedIn Holdings, except that Coleman, the manager of LinkedIn Holdings, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			1,306,927[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			12.7%[2]
14	TYPE OF REPORTING PERSON (See Instructions)			OO

[1] Consists of 1,306,927 Class B Common Shares directly held by LinkedIn Holdings. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Private Investment Partners V, L.P. (“PIP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,436,001[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			21.3%[4]
14	TYPE OF REPORTING PERSON (See Instructions)			PN

[3] Consists of 2,436,001 Class B Common Shares directly held by PIP V. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[4] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global PIP Performance V, L.P. (“Performance V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,436,001[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			21.3%[6]
14	TYPE OF REPORTING PERSON (See Instructions)			PN

[5] Consists of 2,436,001 Class B Common Shares directly held by PIP V. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[6] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global PIP Management V, Ltd. (“Management V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,436,001 shares (represented by 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), all of which are directly owned by PIP V. Each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,436,001[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			21.3%[8]
14	TYPE OF REPORTING PERSON (See Instructions)			CO

[7] Consists of 2,436,001 Class B Common Shares directly held by PIP V. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[8] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global, L.P. (“Tiger Global”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
167,190 shares, all of which are directly owned by Tiger Global, except that each of Tiger Global Performance, LLC (“Global Performance”), the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
167,190 shares, all of which are directly owned by Tiger Global, except that each of Global Performance, the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			167,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			1.9%
14	TYPE OF REPORTING PERSON (See Instructions)			PN

CUSIP No. 53578A108	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global II, L.P. (“Tiger Global II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
4,380 shares, all of which are directly owned by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
4,380 shares, all of which are directly owned by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			4,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			0.0%
14	TYPE OF REPORTING PERSON (See Instructions)			PN

CUSIP No. 53578A108	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Master Fund, L.P. (“Master Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
128,430 shares, all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
128,430 shares, all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			128,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			1.4%
14	TYPE OF REPORTING PERSON (See Instructions)			PN

CUSIP No. 53578A108	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Performance, LLC (“Global Performance”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
300,000 shares, of which 167,190 are directly owned by Tiger Global; 4,380 are directly owned by Tiger Global II; and 128,430 are directly owned by Master Fund, except that each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
300,000 shares, of which 167,190 are directly owned by Tiger Global; 4,380 are directly owned by Tiger Global II; and 128,430 are directly owned by Master Fund, except that each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			3.3%
14	TYPE OF REPORTING PERSON (See Instructions)			OO

CUSIP No. 53578A108	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Management, LLC (“Global Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION				Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
2,736,001 shares (represented by 300,000 Class A Common Shares and 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), of which 167,190 Class A Common Shares are directly owned by Tiger Global; 4,380 Class A Common Shares are directly owned by Tiger Global II; 128,430 Class A Common Shares are directly owned by Master Fund, and 2,436,001 Class B Common Shares are directly owned by PIP V, except that (i) each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund and (ii) each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares directly owned by PIP V.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
2,736,001 shares (represented by 300,000 Class A Common Shares and 2,436,001 Class B Common Shares, which may be converted into 2,436,001 Class A Common Shares), of which 167,190 Class A Common Shares are directly owned by Tiger Global; 4,380 Class A Common Shares are directly owned by Tiger Global II; 128,430 Class A Common Shares are directly owned by Master Fund, and 2,436,001 Class B Common Shares are directly owned by PIP V, except that (i) each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund and (ii) each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares directly owned by PIP V.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			2,736,001[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			23.9%[10]
14	TYPE OF REPORTING PERSON (See Instructions)			OO

9 Consists of 300,000 Class A Common Shares directly held by Tiger Global, Tiger Global II and Master Fund, and 2,436,001 Class B Common Shares directly held by PIP V. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.
10 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Charles P. Coleman III (“Coleman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
					(a)	☐
					(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS				WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION			United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7

SOLE VOTING POWER
4,042,928 shares (represented by 300,000 Class A Common Shares and 3,742,928 Class B Common Shares, which may be converted into 3,742,928 Class A Common Shares), of which 167,190 Class A Common Shares are directly owned by Tiger Global; 4,380 Class A Common Shares are directly owned by Tiger Global II; 128,430 Class A Common Shares are directly owned by Master Fund, 1,306, 927 Class B Common Shares are directly owned by LinkedIn Holdings and 2,436,001 Class B Common Shares are directly owned by PIP V, except that (i) each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund, (ii) each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole voting power with respect to such shares directly owned by PIP V and (iii) Coleman, the manager of LinkedIn Holdings, may be deemed to have sole voting power with respect to such shares directly owned by LinkedIn Holdings.

		8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
4,042,928 shares (represented by 300,000 Class A Common Shares and 3,742,928 Class B Common Shares, which may be converted into 3,742,928 Class A Common Shares), of which 167,190 Class A Common Shares are directly owned by Tiger Global; 4,380 Class A Common Shares are directly owned by Tiger Global II; 128,430 Class A Common Shares are directly owned by Master Fund, 1,306, 927 Class B Common Shares are directly owned by LinkedIn Holdings and 2,436,001 Class B Common Shares are directly owned by PIP V, except that (i) each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund, (ii) each of Performance V, the general partner of PIP V; Management V, the general partner of Performance V; Global Management, the investment manager of PIP V; and Coleman, the director of Management V and managing member of Global Management, may be deemed to have sole dispositive power with respect to such shares directly owned by PIP V and (iii) Coleman, the manager of LinkedIn Holdings, may be deemed to have sole dispositive power with respect to such shares directly owned by LinkedIn Holdings.

		10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON			4,042,928 [11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)				☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			31.7%[12]
14	TYPE OF REPORTING PERSON (See Instructions)			IN

11 Consists of 300,000 Class A Common Shares directly held by Tiger Global, Tiger Global II and Master Fund, and 4,042,928 Class B Common Shares directly held by LinkedIn Holdings and PIP V. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.
12 Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares. Please see Item 5 below for percentage ownership as if all Class B Common Shares outstanding were converted into Class A Common Shares.

CUSIP No. 53578A108	13D	Page 12 of 19 Pages

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

          This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Shares”), of LinkedIn Corporation, a Delaware corporation (the “Issuer”) and whose principal executive offices are located at 2029 Stierlin Court, Mountain View, CA 94043.

ITEM 2.	IDENTITY AND BACKGROUND.

          (a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global LinkedIn Holdings, LLC, a Delaware limited liability company (“LinkedIn Holdings”); (ii) Tiger Global Private Investment Partners V, L.P., a Cayman Islands limited partnership (“PIP V”); (iii) Tiger Global PIP Performance V, L.P., a Cayman Islands limited partnership (“Performance V”); (iv) Tiger Global PIP Management V, Ltd., a Cayman Islands exempted company (“Management V” and together with PIP V and Performance V, the “PIP V Entities”); (v) Tiger Global, L.P., a Delaware limited partnership (“Tiger Global”); (vi) Tiger Global II, L.P., a Delaware limited partnership (“Tiger Global II”); (vii) Tiger Global Master Fund, L.P., a Cayman Islands limited partnership (“Master Fund” and together with Tiger Global and Tiger Global II, the “Tiger Funds”); (viii) Tiger Global Performance, LLC, a Delaware limited liability company (“Global Performance” and together with the Tiger Funds, the “Tiger Performance Entities,” and together with PIP V and the Tiger Funds, the “Tiger Global Funds”); (ix) Tiger Global Management, LLC, a Delaware limited liability company (“Global Management”, and together with the PIP V Entities, the Tiger Performance Entities and LinkedIn Holdings, the “Tiger Global Entities”); and (x) Charles P. Coleman III (“Mr. Coleman” and together with Tiger Global Entities, the “Reporting Persons”). Mr. Coleman is a citizen of the United States.

          Performance V is the general partner of PIP V. Management V is the general partner of Performance V. Global Performance is the general partner of each of the Tiger Funds. Global Management acts as the management company to each of the PIP V Entities and the Tiger Performance Entities, and acts as investment manager to each of the Tiger Funds. Each of the Tiger Global Funds and LinkedIn Holdings is a private investment fund. Mr. Coleman is the managing member of each of Global Management and Global Performance, the director of Management V and the manager of LinkedIn Holdings. The principal business office of the Reporting Persons is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178.

          (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          PIP V acquired shares of preferred and common stock of the Issuer (which were later exchanged for Class B Common Shares) in a number of secondary transactions, from December 21, 2009 to August 10, 2010, (the “PIP V Secondary Transactions”) pursuant to which PIP V purchased 2,436,001 shares of preferred and common stock of the Issuer (which were later exchanged for 2,436,001 Class B Common Shares) for an aggregate amount of $31,740,600.70.

          LinkedIn Holdings acquired shares of common stock of the Issuer (which were later exchanged for Class B Common Shares) in a number of secondary transactions, from August 10, 2010 to April 15, 2011, (the “LinkedIn Holdings Secondary Transactions”) pursuant to which LinkedIn Holdings purchased 1,306,927 shares of common stock of the Issuer (which were later exchanged for 1,306,927 Class B Common Shares) for an aggregate amount of $29,796,007.50.

CUSIP No. 53578A108	13D	Page 13 of 19 Pages

          On May 24, 2011, in connection with the Issuer’s initial public offering, the Tiger Funds purchased 300,000 Class A Common Shares, for a purchase price of $45.00 per Class A Common Share or $13,500,000 in the aggregate.

          The source of the funds for the PIP V Secondary Transactions was from working capital of PIP V. No part of the purchase price was borrowed by PIP V for the purpose of acquiring such securities.

          The source of the funds for the LinkedIn Holdings Secondary Transactions was from working capital of LinkedIn Holdings. No part of the purchase price was borrowed by LinkedIn Holdings for the purpose of acquiring such securities.

          The source of the funds for the acquisition of the Class A Common Shares purchased by Tiger Funds was from working capital. No part of the purchase price was borrowed by any of the Tiger Funds for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

          The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

          The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

          (a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

          Pursuant to Rule 13d-3(d)(1), all Class B Common Shares (which are convertible into Class A Common Shares) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Shares owned by such person. Consequently, all Class A Common Share amounts and percentages have been determined by including the Class B Common Shares held by such Reporting Persons. The percentages of ownership set forth below are based on 9,016,000 Class A Common Shares outstanding as of May 24, 2011 and 86,658,627 Class B Common Shares outstanding as of May 24, 2011, as if fully converted into 86,658,627 Class A Common Shares.

LinkedIn Holdings[1]

(a)	Amount Beneficially Owned:	1,306,927

(b)	Fully Diluted Ownership:	1.4%

PIP V Entities

(a)	Amount Beneficially Owned:	2,436,001

(b)	Fully Diluted Ownership:	2.5%

Tiger Global

(a)	Amount Beneficially Owned:	167,190

(b)	Fully Diluted Ownership:	0.2%

Tiger Global II

CUSIP No. 53578A108	13D	Page 14 of 19 Pages

(a)	Amount Beneficially Owned:	4,380

(b)	Fully Diluted Ownership:	0.0%

Master Fund

(a)	Amount Beneficially Owned:	128,430

(b)	Fully Diluted Ownership:	0.1%

Global Performance[2]

(a)	Amount Beneficially Owned:	300,000

(b)	Fully Diluted Ownership:	0.3%

Global Management[3]

(a)	Amount Beneficially Owned:	2,736,001

(b)	Fully Diluted Ownership:	2.9%

Mr. Coleman[4]

(a)	Amount Beneficially Owned:	4,042,928

(b)	Fully Diluted Ownership:	4.2%

1 Mr. Coleman is the manager of LinkedIn Holdings; therefore, Mr. Coleman is deemed a beneficial owner of the shares beneficially owned by LinkedIn Holdings. See the cover page of such entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

2 Global Performance is the general partner of each of Tiger Global, Tiger Global II and Master Fund; therefore, Global Performance is deemed a beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II and Master Fund. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

3 Global Management is the investment manager of each of Tiger Global, Tiger Global II, Master Fund and PIP V. Therefore, Global Management is deemed the beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II, Master Fund and PIP V. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

4 Mr. Coleman is the managing member of Global Management, which is the investment manager of each of Tiger Global, Tiger Global II, Master Fund and PIP V, and is the manager of LinkedIn Holdings. Therefore, Mr. Coleman is deemed the beneficial owner of the shares beneficially owned by each of Tiger Global, Tiger Global II, Master Fund and LinkedIn Holdings. See the cover page of each entity for the sole power to vote shares, shared power to vote shares, sole power to dispose of shares and shared power to dispose of shares.

          (c)          LinkedIn Holdings acquired shares of the Issuer’s common stock pursuant to private secondary transactions as set forth below:

1.	10,000 shares of Issuer's common stock for $34.00 per share on March 24, 2011.

2.	12,500 shares of Issuer’s common stock for $30.79 per share on April 15, 2011.

3.	12,500 shares of Issuer’s common stock for $30.79 per share on April 15, 2011.

4.	19,270 shares of Issuer’s common stock for $35.00 per share on April 15, 2011.

5.	7,000 shares of Issuer’s common stock for $35.00 per share on April 15, 2011.

          (d)          Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the public offering of the Class A Shares of the Issuer, LinkedIn Holdings and PIP V entered into a lock-up agreement and has agreed that it will not offer or sell for a period of 180 days after the date of

CUSIP No. 53578A108	13D	Page 15 of 19 Pages

the public offering. After the expiration of the 180-day period, the Class B Common Shares held by LinkedIn Holdings and PIP V may be sold subject to applicable securities regulations.

          The 180-day lock-up period described in the preceding paragraph is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the “lock-up” period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

CUSIP No. 53578A108	13D	Page 16 of 19 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing

CUSIP No. 53578A108	13D	Page 17 of 19 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2011

Tiger Global Private Investment Partners V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance V, L.P.	Signature
Its General Partner
By Tiger Global PIP Management V, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management V, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management V, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global LinkedIn Holdings, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Manager

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

CUSIP No. 53578A108	13D	Page 18 of 19 Pages

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

CUSIP No. 53578A108	13D	Page 19 of 19 Pages

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Joint Filing